THE USE OF THE FOLLOWING NOTATION IN THIS LETTER INDICATES THAT A CONFIDENTIAL PORTION HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND THE OMITTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION: [*].

[Letterhead of MBIA Inc.]

October 26, 2012

BY EDGAR AND UPS OVERNIGHT

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-K filed February 29, 2012

Form 10-Q filed May 10, 2012

Form 8-K filed May 10, 2012

File No. 001-09583

Dear Mr. Rosenberg:

As requested by your colleague, Mark Brunhofer, in our conversation with him on October 16, 2012, MBIA Inc. (“MBIA,” the “Company,” or “we”) is pleased to submit this revised response to Comment 1 from your letter dated September 4, 2012 in which you provided comments to our letter dated August 10, 2012. For your convenience, we have reproduced your comment followed by our response.

We originally responded to your comments in a letter dated September 18, 2012. A portion of our September 18, 2012 response to Comment 1 was provided to you in paper form as supplemental information (the “Supplemental Information”) in accordance with Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended. Per Mr. Brunhofer’s instructions, we have revised our response to Comment 1 to include the Supplemental Information. We request that you return the September 18, 2012 paper copy of the Supplemental Information to us in the pre-paid mailing envelope provided in connection with our September 18, 2012 response letter.

Because of the commercially sensitive nature of certain information contained in the Supplemental Information, the electronic copy of this Letter filed via EDGAR has been redacted to exclude the portions sought to be excluded from the public record (the “Confidential Portions”). The omitted material has been separately filed with the Securities and Exchange Commission and we have filed a confidential treatment request with the Office of Freedom of Information and Privacy Act Operations, pursuant to Rule 83 of the Securities and Exchange Commission’s Rules on Information and Requests [17 C.F.R. § 200.83], with respect to such omitted material.

Form 10-Q for the quarterly period ended March 31, 2012

Notes to Consolidated Financial Statements

Note 5: Loss and Loss Adjustment Expense Reserves

Second-lien RMBS Recoveries, page 20

SEC Comment:

1.	We acknowledge your response to comment 3. Please address the following:

Please tell us the amount of the incremental loss reserve recorded related to GMAC and RFC exposures during the first quarter as well as the amount of the related additional expected recoveries. In addition, tell us the amount of the offsetting reductions to your expected recoveries for the same period associated with the increased probability of GMAC and RFC entering bankruptcy. Tell us how you incorporated these amounts into the loss reserve and recoveries rollforwards presented on page 28. Please tell us what assumptions changed leading to you recording the incremental loss reserve. To the extent the amounts are material, please provide us proposed revised disclosure accompanying the rollforwards to be included in future periodic reports that explains the impact of GMAC and RFC exposures on your loss reserves and recoveries during the first quarter of 2012.

On page 84 of your June 30, 2012 Form 10-Q you indicate that the bankruptcy filings of GMAC and RFC resulted in an eight percent drop in your expected recoveries since December 31, 2011. Please tell us the amount of this decline and where you reflect it in your recoveries rollforward on page 28 of your June 30, 2012 Form 10-Q. To the extent the decline is material, please provide us proposed revised disclosure accompanying the rollforward to be included in future periodic reports that explains the impact of the GMAC and RFC bankruptcy filings on your recoveries.

MBIA Response:

Background

MBIA utilizes multiple probability-weighted scenarios to estimate put-back recoveries. As of December 31, 2011, we utilized five scenarios that incorporated full recovery of our incurred losses and discounted recovery (i.e., less than full recovery) of our incurred losses. Discounted recoveries reflected potential litigation delays and risks and/or financial distress associated with sellers/servicers. Probabilities were assigned to these scenarios with most of the weightings on scenarios with discounted recoveries. The sum of the probability-weightings assigned to all scenarios was 100%.

During the first quarter of 2012, there were increased indications that ResCap (the parent of GMAC and RFC) would file for bankruptcy. In response to these increased indications of an impending bankruptcy filing by ResCap, in the first quarter of 2012, the Company increased the discount applied to its recovery scenarios, which had the effect of reducing the value of recoveries expected from put-backs against GMAC and RFC. However, also in the first quarter of 2012, we increased our estimate of incurred losses related to GMAC and RFC exposures, which generated a corresponding increase in our aggregate estimated recoveries as the amount of our recoveries are based on incurred losses. The net result was an immaterial decrease in the value of our estimated recoveries from put-backs against these companies.

In the second quarter of 2012, ResCap, as well as GMAC and RFC, filed for bankruptcy and, as a result, we revised our probability-weighted scenarios to reflect new information that became available, including the context of the bankruptcy proceedings. These revised scenarios reflect the strength of our put-back claims given the bankruptcy filing of ResCap, as well as a range of estimated assets available to unsecured creditors of the ResCap companies.

First Quarter 2012 Impact

Our exposure to GMAC and RFC includes transactions executed with variable interest entities (“VIEs”) which we consolidate, as well as those that we do not consolidate, in our financial statements. Insurance reserves and recoveries established with regard to consolidated VIEs are eliminated upon the consolidation of such VIEs. Before these eliminations, our calculation of put-back recoveries related to GMAC and RFC for all transactions (consolidated VIEs and non-consolidated VIEs) during the first quarter of 2012 included the following:

[*]

The table of estimated recoveries from ineligible mortgage loans at the bottom of page 28 includes insurance loss recoveries for VIEs not consolidated as well as loan repurchase commitments of consolidated VIEs. Loan repurchase commitments of consolidated VIEs represent assets of consolidated VIEs generated from the sellers’/servicers’ put-back obligation to the VIE. We record “put-backs” as loan repurchase commitments when we are required to account for the transaction as a consolidated VIE. Changes in estimated recoveries from ineligible mortgage loans related to GMAC and RFC without regard to our balance sheet classification are included in the table at the bottom of page 28 as follows:

[*]

The below presents how we incorporated these amounts in the loss reserve and recovery rollforward tables on page 28 of our Form 10-Q for the quarterly period ended March 31, 2012:

[*]

Second Quarter 2012 Impact

The eight percent reduction in our expected recoveries from GMAC and RFC as disclosed on page 84 of our Form 10-Q for the quarterly period ended June 30, 2012 totaled [*]. The below table presents how we incorporated this amount in the table of estimated recoveries from ineligible loans on page 28 of our Form 10-Q for the quarterly period ended June 30, 2012:

[*]

Disclosures

In preparing our disclosures, within the objective of providing information that we believe is material to investors, we consider the impact on investors of disclosing a level of detail that may adversely impact MBIA’s competitive advantage. We do not believe the detailed information requested about the loss reserves and recovery amounts specific to GMAC and RFC is material to investors because of the relative size of these amounts to our aggregate loss reserves and recoveries as of March 31, 2012 or June 30, 2012, which we have disclosed, and in light of the general disclosures we have provided about factors that affected our expected recoveries against GMAC and RFC, including their entry into bankruptcy. Therefore, we are not proposing revised disclosure to accompany our rollforward tables. In the future, we will continue to evaluate whether additional level of detailed disclosures would be material to investors. We would only disclose loss reserve or recovery balances, or changes thereto, related to specific counterparties if we deem such disclosures to be meaningful to investors, as such disclosures may have an adverse effect on our ability to negotiate settlements of such balances with counterparties.

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In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the Commission from taking action with respect to such filings; and

•	the Company may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope you find our response helpful in your review of our filings on Form 10-K, Form 10-Q and Form 8-K. Please feel free to contact me at 914-765-3925 with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin